Cyclerion Therapeutics, Inc.

245 First Street, 18th Floor

Cambridge, MA 02142

February 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards

Re:	Cyclerion Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333- 284690)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Cyclerion Therapeutics, Inc., a Massachusetts corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on February 12, 2025, or as soon as possible thereafter. The Company hereby authorizes William Michener of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact William Michener (william.michener@ropesgray.com) / telephone: (617) 951-7247 of Ropes & Gray LLP as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

CYCLERION THERAPEUTICS, INC.

By:	/s/ Regina Graul
Name:	Regina Graul, Ph.D.
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]